

November 13, 2013

Via E-Mail
Mr. Joseph B. Parsons
Chief Financial Officer
Michael Kors Holdings Limited
Unit 1902
19/F, Tower 6
The Gateway
Harbour City
Tsim Sha Tsui, Kowloon, Hong Kong

> **Re: Michael Kors Holdings Limited**
> **Form 10-K for the Fiscal Year Ended March 30, 2013**
> **Filed May 29, 2013**
> **Response dated October 22, 2013**
> **File No. 001-35368**

Dear Mr. Parsons:

We have reviewed your response and filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2013

Statement of Operations, page 46

1.   We note your response to comment 2 in our letter dated October 11, 2013 and understand that you do not include depreciation and amortization in cost of goods sold because these costs are not directly or indirectly related to bringing your products to their existing location and condition. Please confirm that you will expand your financial statement footnote disclosure in future filings to clarify why depreciation and amortization is not included in your cost of goods sold. Please provide a draft of your proposed disclosure in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341 or Craig Arakawa, Accounting Branch Chief at (202) 551-3650 if you have questions regarding comments on financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining